                                                                    EXHIBIT 20.1
                                                                   PRESS RELEASE

PRESS CONTACT:                                       INVESTOR RELATIONS CONTACT:

Jeanette Gibson                                      Mary Thurber
Cisco Systems, Inc.                                  Cisco Systems, Inc.
(408) 525-8965                                       (408) 526-8893
jegibson@cisco.com                                   mthurber@cisco.com

ANALYST RELATIONS CONTACT:

Dora Ferrell

Cisco Systems, Inc.
(408) 527-4202
dferrell@cisco.com

                CISCO SYSTEMS TO ACQUIRE KOMODO TECHNOLOGY, INC.

                    DRIVING RESIDENTIAL IP TELEPHONE SERVICE

     SAN JOSE, Calif.--(BUSINESS WIRE)--July 25, 2000--Cisco Systems, Inc., (Nasdaq:CSCO - news) today announced a definitive agreement to acquire privately-held Komodo Technology, Inc. of Los Gatos, California. Komodo Technology is a leading developer of Voice-over-IP (VoIP) devices that allow analog telephones to place calls over IP-based networks.

     This acquisition supports Cisco's New World strategy to offer service providers an end-to-end solution for providing integrated data, voice and video services over a single Internet-based network.

     Under the terms of the agreement, Cisco common stock worth an aggregate value of approximately $175 million will be exchanged for all outstanding shares and options of Komodo Technology. This transaction includes a 10.5% minority investment made by Cisco in March 2000. This acquisition will be accounted for as a purchase and is expected to be completed in the first quarter of Cisco's fiscal year 2001. In connection with the acquisition, Cisco expects a one-time charge of up to $.02 per share on an after-tax basis for purchased in-process research and development expenses. The acquisition has been approved by the board of directors of each company and is subject to various closing conditions including approval under the Hart Scott Rodino Antitrust Improvements Act.

     This acquisition strengthens Cisco's service provider solutions by offering a smooth transition path from traditional circuit-switched networks to new packet-based networks. Komodo's VoIP devices are cost-effective solutions that will help service providers meet the growing demand for IP telephone services by supporting customers with analog telephones. An analog phone can be connected directly to Komodo's product, which connects via an internal modem to a standard telephone line or via an Ethernet jack to a broadband (DSL, cable or wireless) access device.

     Komodo Technology, Inc. was founded in 1999. The 25 employees will be led by Komodo CEO Jan Fandriato and will join the Packet Telephony Division in Cisco's Service Provider Line of Business led by Senior Vice President Kevin Kennedy.

ABOUT CISCO SYSTEMS

     Cisco Systems, Inc. (NASDAQ: CSCO) is the worldwide leader in networking for the Internet. News and information are available at www.cisco.com.

                                      # # #

Cisco, Cisco Systems, and the Cisco Systems logo are registered trademarks of Cisco Systems, Inc. and/or its affiliates in the U.S. and certain other countries. All other trademarks mentioned in this document are the property of their respective owners.